Filed by Health pursuant to HealthCor Catalio Acquisition Corp.
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: HealthCor Catalio Acquisition Corp
Commission File No. 001-39949

Hyperfine/Liminal Sciences Equity FAQ	July 15, 2021

We understand that many of you may have questions about how the proposed SPAC merger transaction announced last week (Press Release dated July 7, 2021) will affect your outstanding Hyperfine and Liminal Sciences stock and stock options, and we wanted to provide you with this frequently asked questions (FAQs) document to help provide answers. We also understand that each equity holder’s situation is unique so we will be available to address additional questions you may have that are not covered by the FAQs below. Please reach out to us by sending an email to         or         if you have questions that are not addressed below. This communication is provided for informational purposes only and is not intended to serve as advice regarding whether to exercise your stock options. You should consult your tax advisor about the consequences to you of exercising your stock options in light of your particular circumstances, including the applicability and effect of state, local, foreign and other tax laws.

●	Going public through this SPAC process is a way to raise capital so we can advance and accelerate our mission to help patients with our portable MRI technology and our development of brain sensing, V2, V3, and guided interventions.

●	This is not the end of the value creation...it's the beginning of a new growth opportunity, and this transaction enables us to expand our reach to customers.

●	This transaction also has the benefit that after you exercise your options, the shares you will receive will be tradeable on a public market, subject to certain trading restrictions, which would not have been the case for shares in a privately held company.

●	The conversions (i.e. exchange ratios as described below) from the existing Hyperfine and Liminal Sciences equity to the SPAC price of $10 is just a conversion based on the agreed price in the SPAC merger transaction, no loss in value occurs as a result of the conversions.

Please keep in mind that the SPAC merger transaction is subject to a number of contingencies, including required shareholder approval, as more fully described in the Business Combination Agreement, dated as of July 7, 2021, by and among HealthCor Catalio Acquisition Corp., a Cayman Islands exempted company (“New Hyperfine”), Optimus Merger Sub I, Inc., a Delaware corporation, Optimus Merger Sub II, Inc., a Delaware corporation, Hyperfine, Inc., a Delaware corporation (“Old Hyperfine”), and Liminal Sciences, Inc., a Delaware corporation (“Old Liminal Sciences”). Please see the “Formal Announcement” and “Important Information about the Business Combination and Where to Find It” at the end of this communication.

Frequently Asked Questions

1.	Q: How will the SPAC transaction affect my individual Old Hyperfine and Old Liminal Sciences stock option grants?

A: Old Hyperfine and Old Liminal Sciences stock options, whether vested or unvested, will be automatically converted into stock options to purchase shares of Class A common stock of New Hyperfine, the public company parent corporation that will become the sole owner of Old Hyperfine and Old Liminal Sciences as part of the transaction.  The number of options and the option exercise price will be adjusted by the exchange ratio as described in Question #2 of this FAQ. All other terms of your individual option agreements will otherwise remain the same, including the expiration date of your option and whether your option was an incentive stock option or non-qualified option (more information on incentive stock options and non-qualified stock options is provided in Question #14 of this FAQ).

2.	Q: How will the number of shares of New Hyperfine Class A common stock subject to my assumed stock options and the exercise price of my assumed stock options be determined?

A: The number of shares of New Hyperfine Class A common stock subject to your assumed stock options will be determined by multiplying the number of shares of Old Hyperfine or Old Liminal Sciences common stock that were issuable upon exercise of your options immediately prior to the closing by an exchange ratio and rounding down to the nearest whole number of shares. The exercise price of your assumed stock options will be determined by dividing the exercise price of your Old Hyperfine or Old Liminal Sciences stock options by an exchange ratio and rounding up to the nearest whole cent.

The final exchange ratios cannot be determined until immediately prior to the closing, but at the current time our estimate is that they will be approximately 0.33 for Old Hyperfine and approximately 0.18 for Old Liminal Sciences.

Assuming the above estimated exchange ratio of 0.33 for Old Hyperfine, here is an example of the calculations. If you currently own 1,000 Old Hyperfine options with an exercise price of $1 and wish to exercise those options prior to the closing, you would pay $1,000, receive 1,000 shares of Old Hyperfine common stock and after closing would hold approximately 330 shares of New Hyperfine Class A common stock. If you wish to wait until after the closing to exercise, then after closing you would have approximately 330 options for New Hyperfine Class A common stock. When you decide to exercise the new options, you would have an exercise price of approximately $3.03 per option ($1.00 divided by 0.33) and the cost to exercise would still be approximately $1,000 in total.

Assuming the above estimated exchange ratio of 0.18 for Old Liminal Sciences, here is an example of the calculations. If you currently own 1,000 Old Liminal Sciences options with an exercise price of $1 and wish to exercise those options prior to the closing, you would pay $1,000, receive 1,000 shares of Old Liminal Sciences common stock and after closing would hold approximately 180 shares of New Hyperfine Class A common stock. If you wish to wait until after the closing to exercise, then after closing you would have approximately 180 options for New Hyperfine Class A common stock. When you decide to exercise the new options, you would have an exercise price of approximately $5.56 per option ($1.00 divided by 0.18) and the cost to exercise would still be approximately $1,000 in total.

These conversions do not in any way impact the total value of your equity at the closing, they are just a mathematical necessity to convert Old Hyperfine and Old Liminal Sciences equity into New Hyperfine equity based on a value of $10 per share of New Hyperfine, which is the value per share ascribed in the transaction (at closing and thereafter the actual stock price on Nasdaq may be different than $10).

3.	Q: I am a recently hired employee and have not yet had my new hire option grant approved by the Board of Directors. Will I get the number of options committed in my offer letter?

A: Since it is anticipated that your option grant will be approved by the Board immediately following the closing of the SPAC transaction, the number of options in your offer letter will be converted to an amount of New Hyperfine options by applying the exchange ratio to the number of options in your offer letter and rounding down. There is no difference in how your share count will be treated versus others with Board approved grants.

4.	Q: What will the exercise price of my options be if I have not yet had the grants approved by the Board?

A: Your shares are expected to be granted with an effective date as soon as practical following the closing of the SPAC transaction with an option exercise price equal to the closing price of the stock on the date of Board approval.

5.	Q: How does the transaction value my Old Hyperfine and Old Liminal Sciences equity.

A: For purposes of the Old Hyperfine exchange ratio discussed above in Question #2 of this FAQ, Old Hyperfine is valued at (i) $459M plus (ii) any excess of Old Hyperfine’s cash balance as of closing over $66M, minus (iii) any existing debt at closing, minus (iv) if the cash balance at closing is less than $66M, the difference between the actual cash balance and $66M. For purposes of the Old Liminal Sciences exchange ratio discussed above in Question #2 of this FAQ, Old Liminal Sciences is valued at (i) $106M plus (ii) any excess of Old Liminal Sciences’ cash balance as of closing over $0, minus (iii) any existing debt at closing.

6.	Q: Will there be any acceleration of the vesting of my options?

A: Each outstanding Old Hyperfine and Old Liminal Sciences option (after applying the respective exchange ratio) will be assumed by New Hyperfine with no change to its existing vesting schedule. The new option you receive will be vested to the extent it was vested on the date of the closing and your remaining option shares will continue to vest in accordance with the existing vesting schedule, assuming continued service to New Hyperfine.

7.	Q: After my options are assumed, may I freely exercise my options?

A:  No, not right away. For a period of time beginning with the closing of the transaction (anticipated to occur in Q4 ’21), option holders will be restricted from exercising options until New Hyperfine registers the equity plans and the New Hyperfine shares underlying your options with the Securities and Exchange Commission, or SEC. We expect that the registration process will occur promptly following the earliest possible date allowed under SEC rules, but until the registration process is completed, you will not be able to exercise your stock options between the period beginning four weeks prior to the anticipated date of the closing of the transaction (see Question #15 of this FAQ) and ending when the registration process is complete. You will be notified once the registration has occurred, but we expect the date to be approximately 70 days following the closing.

Once the transaction closes and the required SEC registration is completed, we plan to work with an outside stock plan administrator to assist you in exercising your options (including cashless exercises) and facilitating the sale of acquired shares should you wish to use that service.

Only participants that are employees or consultants of New Hyperfine at the time of the closing of the transaction will be eligible to receive registered shares upon the ultimate exercise of their Old Hyperfine or Old Liminal Sciences options (those options assumed at the time of closing and converted into New Hyperfine options) after the equity plan has been registered with the SEC. Any option holders whose service to Old Hyperfine and/or Old Liminal Sciences has terminated prior to the closing and whose options were assumed at the closing, will still be able to exercise their vested stock options but will not be eligible to receive shares registered on the equity plan registration statement. Those former employees will receive “restricted securities” which will have to be resold under the requirements of the securities laws applicable to restricted securities (subject to additional restrictions on insider trading, including New Hyperfine’s policy on insider trading and any applicable trading restrictions that may be in effect at time of such sale, including the lockup agreement).

8.	Q: What if at the time of the closing I own shares from an exercise of options prior to the closing of the transaction (either from option exercises prior to the announcement on July 8th, or between then and the closing)?

A: All Old Hyperfine and Old Liminal Sciences shares outstanding as of the date of closing will be exchanged for New Hyperfine Class A common stock once the transaction closes, which we anticipate will be in Q4 ’21. The number of shares of New Hyperfine Class A common stock which an existing stockholder will receive will be determined by multiplying the number of shares of Old Hyperfine or Old Liminal Sciences common stock that are currently owned by the respective exchange ratio and rounding down to the nearest whole number of shares. No action is needed on your part with respect to these shares as we will provide a stockholder listing to the transfer agent of shareholders with their number of New Hyperfine Class A shares owned. Following the closing of the transaction shareholders will have the ability to transfer the shares held by the transfer agent to their own brokerage account within approximately four to five business days.

9.	Q: What if at the time of the closing I own Old Liminal Sciences Series A-2 shares received in the dissolution of 4Bionics LLC?

A: All Old Liminal Sciences Series A-2 shares outstanding as of the date of closing will be exchanged for New Hyperfine Class A common stock once the transaction closes, which we anticipate will be in Q4 ’21. The number of shares of New Hyperfine Class A common stock which an existing stockholder will receive will be determined by multiplying the number of Old Liminal Sciences Series A-2 shares that are currently owned by the exchange ratio and rounding down to the nearest whole number of shares. No action is needed on your part with respect to these shares as we will provide a stockholder listing to the transfer agent of shareholders with their number of New Hyperfine Class A shares owned. Following the closing of the transaction shareholders will have the ability to transfer the shares held by the transfer agent to their own brokerage account within approximately four to five business days.

10.	Q: Will there be any acceleration of the vesting of my escrowed Old Liminal Sciences Series A-2 unvested shares distributed in the dissolution of 4Bionics LLC?

A: If you were a participant in the 4Bionics LLC 2019 Equity Incentive Plan, the vesting of your outstanding unvested Old Liminal Sciences Series A-2 shares held in escrow will be accelerated to be fully vested as of the closing of the transaction, assuming you are continuing to provide services to Old Liminal Sciences at the time of the closing. Your accelerated Old Liminal Sciences Series A-2 shares will be automatically converted into shares of New Hyperfine Class A common stock at the closing after applying the Liminal exchange ratio.

11.	Q: After the closing, when will I be able to freely trade shares received upon exercise of my options?

A: After the closing of the transaction, you will be able to freely trade your New Hyperfine shares to the extent the sale of your shares is not limited by the lockup agreement described in Questions #12 and #13 of this FAQ, or prohibited by New Hyperfine’s insider trading policy, which will impose trading blackout restrictions on company employees and consultants during times when they have access to material nonpublic information about New Hyperfine. Additional details regarding New Hyperfine’s insider trading policy will be communicated as we get closer to the closing of the transaction.

12.	Q: Which employees will be asked to sign a lockup agreement?

A: Old Hyperfine and Old Liminal Sciences are asking all current and former participants in Hyperfine’s 2014 Equity Incentive Plan and/or Liminal Sciences’ 2021 Equity Incentive Plan with significant equity ownership to agree to limit sales or transfers of their shares during the first six months following the closing by entering into a “lockup” agreement with Old Hyperfine or Old Liminal Sciences. This type of limitation on sales is common in the case of a company’s initial public offering. The purpose of the limitation is to reduce volatility and pressure on the public trading price during the initial months after the company becomes a public company. As you can imagine, if all New Hyperfine’s shareholders were to try to sell their stock soon after the closing, the stock price could be negatively affected. Old Hyperfine’s and Old Liminal Sciences’ executive officers and directors, and our shareholders who hold more than 1% of the common stock in the respective companies (our “affiliates”) will all be signing lock-up agreements.

13.	Q: What will the lockup agreement require?

A: We are asking all Old Hyperfine and Old Liminal Sciences’ equity plan participants who will hold more than 50,000 shares in New Hyperfine (in stock plus options vested as of 6 months following the closing) to agree to a partial lockup of their shares. Under this lockup agreement, equity holders will be able to sell or transfer during the “lockup period” up to the greater of (A) 50,000 shares of New Hyperfine, or (B) one-half of their total shareholdings in New Hyperfine (measured by your total holdings of stock plus vested options). The lockup agreement will apply for the same period of time as the lockup agreement for our affiliates, which is the period of 180 days after the closing of the merger. The lockup agreements will expire early if the Nasdaq closing price of New Hyperfine shares is $12 or more for any 20 trading days within any 30 consecutive trading days (not calendar days) after the closing.

14.	Q: Generally, what are the differences between an Incentive Stock Option and a Non-Qualified Stock Option?

A: Generally, a nonqualified stock option (NQSO) is a type of stock option that does not qualify for favorable tax treatment under the US Internal Revenue Code. For tax purposes, the difference between the exercise price and the share value on the date of exercise is compensation income. If you are an employee, this income will be reported on your IRS Form W-2 for the year in which the exercise occurs. Withholding taxes are due when the non-qualified stock option is exercised. Wage reporting and payment of withholding taxes is required immediately upon the exercise of a NQSO by an employee. If you are a consultant, this income will be reported to you on a Form 1099 for the year in which the exercise occurs, which will be provided by the end of January of the following year, and you will be responsible for paying any taxes due via estimated taxes and/or the balance due with your return.

Incentive stock options (ISOs) qualify for favorable tax treatment under the Internal Revenue Code and are not subject to Social Security, Medicare, or withholding taxes. However, to qualify, the options must meet criteria specified under the tax code, and you must meet holding period requirements (two years after your grant date and one year after your exercise date) before you sell the shares. The difference between the exercise price and the share value on the date of exercise will be income for purposes of alternative minimum tax (AMT) calculations and will be reported on a Form 3921 for the year of exercise, which will be provided by the end of the following January.

The AMT is a separately computed tax under the tax code. An individual’s AMT for a tax year is the excess of the individual’s tentative minimum tax over their regular tax. For example, if the individual’s tentative minimum tax is $75,000 while their regular income tax is $50,000, they must pay an AMT of $25,000 in addition to their $50,000 regular income tax. The AMT is imposed only to the extent they would pay more income tax if their taxes were computed pursuant to the AMT rules than the tax they would pay if computed in the regular manner. The AMT takes into account what are called tax preference items and other adjustments that are not taken into account when calculating taxes in the regular manner. One of the adjustments, as noted above, is the inclusion in alternative minimum taxable income (“AMTI”) of the “spread” on exercise of an incentive stock option, that is, the excess of (a) the fair market value of the option shares over (b) the option exercise price. If an individual pays AMT upon exercise of an incentive stock option, they are entitled to a credit against regular tax (but not AMT) in later years. When they sell the stock, they are allowed, for purposes of calculating their AMT in the year of sale, to include in the basis of the stock sold the adjustment amount previously included in their AMTI in the year of exercise. You should consult with your tax advisor if you have questions relating to the application of the alternative minimum tax to any incentive stock option you hold.

15.	Q: How do I exercise my options between now and the closing?

A: Complete the Notice of Exercise of Stock Option (a copy can be found as Schedule A at the back of your Stock Option Grant Notice or upon sending an email request to [•] or [•]). You will need to complete a separate Notice of Exercise of Stock Option for each separate grant you are exercising (if you have multiple grants). If you are exercising from multiple grants you can pay with a single check/wire for the total amount.

o	Page 1 – The exercise price and agreement date to be filled in can be found on page 1 of your Stock Option Grant Notice

o	The agreement date on page 1 is the date of the Stock Option Grant NOT the date of exercise.

o	Page 2 – Indicate if paying by check (personal or cashiers) or wire^

A.	– Indicate if you would like the shares to be issued in your own name alone or to you and your spouse/domestic partner as joint tenants

B.	– Provide address for shareholder communications purposes

o	Page 3 – Sign, print name, date, and include social security number

Please submit the completed Notice of Exercise of Stock Option and include a check payable to Hyperfine, Inc. or Liminal Sciences, Inc. depending on which options you are exercising (for the number of shares times the exercise price).

o	NOTE: if you are an employee of Old Hyperfine or Old Liminal Sciences and you are exercising a non-qualified stock option grant from the company for whom you are an employee, please notify us prior to sending the Notice of Exercise of Stock Option and payment as we will need to contact Insperity to calculate the amount of withholding taxes required and your payment will need to include both the exercise price and the taxes.

If you are submitting a paper copy of the Notice of Exercise of Stock Option and a check, mail to: [•]

If you wish to submit a scanned signed version of the Notice, please send via email to [•] or [•] and then mail the check^ to the address indicated above.

^ Alternatively if you wish to submit your payment by wire versus a check, wire instructions are available upon email request to [•] or [•].

With the current work from home environment, if you are mailing the paper notice and/or a check, please send an email to [•] or [•] to let us know that you have sent the paperwork so we can keep an eye out for it. If you are mailing the paper notice and/or a check, we suggest that you do so via a trackable mail service such as FedEx or UPS to ensure timely delivery.

Once we receive your exercise paperwork, we will process the exercise immediately on our end. The date of exercise will be the date we have received both the signed Notice of Exercise of Stock Option and the funds. We will then forward the paperwork to Mintz (each company’s legal counsel) who prepares the actual stock certificates. We will then send you an email to confirm receipt of all necessary documents and notify you of the official date of exercise. Mintz holds all the actual stock certificates at their offices in the master stock ledger, so that at the time of the SPAC closing we will have all of the certificates in hand.

We will only be able to accept exercises up until ~4 weeks prior to the closing of the SPAC transaction, which is expected to close in Q4 ‘21, as we will need time to prepare and send a final stockholder listing to the transfer agent prior to the date of the closing. We will notify you of the exact final date to accept exercises as we get closer to the closing. See Question #7 of this FAQ for the exercise process following the closing of the transaction.

16.	Q: If I exercise my options now, what should I assume is the current fair value of my acquired Old Hyperfine or Old Liminal Sciences shares at the date of exercise for purposes of calculating the tax impact upon exercise?

A: We are in the process of having updated valuations of Old Hyperfine and Old Liminal Sciences common stock prepared by an outside valuation firm and expect that the process will be completed in early August. We will update this FAQ when each of the valuations is complete.

If you wish to exercise an ISO, or you are a consultant and wish to exercise a NQSO, you can do so prior to our having completed the valuation, we will just not be able to provide you with the exact amount of the tax impact at the time of exercise. However, all exercises of NQSO by employees will need to wait for the valuation as wage reporting and payment of withholding taxes is required immediately at the time of exercise.

17.	Q: How will the SPAC transaction affect any other options I may have in any of the 4Catalyzer operating companies?

A: The proposed SPAC transaction will not affect outstanding options you may hold in other 4C companies.

18.	Q: What if I do not have copies of my option agreements?

A: If you cannot find your copies of your option agreements, please contact us at the email address provided above in the introduction. Note that for all option grants executed beginning in 2019, you would have signed the agreement via DocuSign and been advised to download and save a copy for your records.

19.	Q: Will Old Hyperfine and Old Liminal Sciences let people know as the closing date approaches?

A: Yes, we will communicate updates on the timing of the closing of the transaction as they become available.

FORMAL ANNOUNCEMENT

Please find more information, including the Hyperfine and Liminal Sciences press release, at https://hyperfine.io/.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”), HealthCor Catalio Acquisition Corp. (the “Company”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of the Company as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. You can find information about the Company’s directors and executive officers and their ownership of the Company’s securities in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 29, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.